

## Coryn Princevalle · 3rd

**FC Development Corp**

Operations Manager at FC Development Corp

Fort Lauderdale, Florida, United States · **Contact info**

**33** connections

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## Experience

### Operations Manager
FC Development Corp · Full-time
Nov 2019 – Present · 1 yr 7 mos



### Area Manager
I Heart Mac & Cheese · Full-time
Feb 2019 – Oct 2019 · 9 mos



### Multi Unit Manager
Cafua Management Company, LLC · Full-time
Mar 2017 – Feb 2019 · 2 yrs

### Owner
2 Girls & a Grill
Mar 2014 – Dec 2016 · 2 yrs 10 mos

## Skills & endorsements

**Management** · 1

**david jackson** has given an endorsement for this skill